Pyrotree Inc.



ANNUAL REPORT

15233 VENTURA BLVD STE 500

Sherman Oaks, CA 91403

0

https://webjoint.com/

This Annual Report is dated April 26, 2021.

BUSINESS

WebJoint is a B2B SaaS cannabis software company that leverages the power of technology to advance California's rapidly expanding cannabis delivery market. WebJoint provides cannabis deliveries integrated eCommerce, point-of-sale, and METRC-integrated inventory management tools to maximize operational efficiency, simplify legal compliance, and receive orders from cannabis brands in California. With over 1/3 of licensed and operating cannabis deliveries using the platform, WebJoint has built a fulfillment network of retailers across the state to enable brands and marketplaces to sell directly to consumers.

Company Highlights

- Over 421,000 registered consumers with new consumer accounts growing at 160% YoY with over $161M in orders processed growing 322% YoY through the WebJoint platform.

- Revenues increasing 203% from 2019 to 2020.

- Raised more than $2.2M since inception in 2014 from RedTape Ventures and angel investors.

- WebJoint's patent-pending Dynamic Cannabis Delivery Platform can be easily implemented in other heavily regulated, compliance-focused industries.

Lawsuit: A former single project-based client has filed a complaint in a Florida court regarding a web-based project they claim was unfinished. The project-based client owes the Company over $30,000. The amount listed in the complaint is $30,000 and the client has previously asked for a refund of $45,000. The Company has not filed a response at this point, but it intends to.

Previous Offerings

Between 2020 and 2019, we sold 1,764,706 [shares of Class A Preferred Stock] in exchange for $1.17 per share under Reg D.

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $1,500,000.00

Number of Securities Sold: 1,764,706

Use of proceeds: Salaries and Product Development

Date: November 10, 2017

Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note

Final amount sold: $843,683.33

Use of proceeds: Operations and Prodcut Development

Date: October 22, 2019

Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Operations

Date: December 16, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue:

2020 was a year of tremendous growth for our company. We had gotten our delivery software market-ready, and even started building our second software for direct-to-consumer sales. We always expected future growth in the delivery sector, but our growth was definitely fast-tracked due to COVID. As delivery became a necessity for the world, we were able to gain new software clients, as well as close several large custom projects. We ended the year with about $469,000 in revenue, as compared to about $154,000 in 2019.

Cost of Sales:

We were able to get our Cost of Sales even lower in 2020. We ended the year with only about $80,000 in expenses in this category, compared to about $104,000 in 2019. This was largely driven by lower salary costs for our Customer Support staff.

Gross Margins:

Our margins drastically improved in 2020 as compared to 2019, just as we had predicted. Even as our revenue increased, we kept our expenses bare bones and continued to handle the influx of customers with the same team and resources. In 2020 we saw a gross profit of about $388,000, with a margin of about 83%. This was drastically higher than the profit margin of 56% the year before.

Expenses:

Our goal in 2020 was to minimize our spending, in order to maximize profits. We had spent and invested so much the previous 2 years, that we thought it was the right thing to do. Our whole team, including our administration, agreed to take drastic pay cuts for the benefit of the company. We also didn't have to spend on things like marketing events and business expos, since COVID had completed eliminated in-person events. We ended the year with about $664,000 in operating expenses, compared to about $947,000 the year before.

Historical results and cash flows:

They're a great indicator as to what to expect in the future, although we shouldn't be having any years as small as 2019 anymore. Sure, there will be times where we'll be heavily investing in our product, and spending might have to increase as a result. But now we have a much larger client base, and new states are only continuing to open up, so revenues will continue to increase as a result.

We like to stay as lean as possible, and with the nature of us being in software, it's not unheard of for us to continue getting nice margins on our revenues as well.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $14,033.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $82,058.20

Interest Rate: 1.0%

Maturity Date: March 10, 2021

This was part of the Paycheck Protection Program (PPP), and we should be able to get it completely forgiven soon.

Creditor: Green Equity Media LLC

Amount Owed: $2,395.50

Interest Rate: 10.0%

Maturity Date: September 30, 2020

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christopher Dellolio

Christopher Dellolio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)

Dates of Service: April 15, 2015 - Present

Responsibilities: Oversee day to day operations and introduce the high level vision for the team to execute. The current salary is $65,000

Name: Hilart Abrahamian

Hilart Abrahamian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: April 15, 2015 - Present

Responsibilities: Operations, product, and customer support. The current salary is $65,000

Name: Michael Tanzer

Michael Tanzer's current primary role is with Red Tape Ventures. Michael Tanzer currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: November 17, 2017 - Present

Responsibilities: Participate in board meetings which include a vote for high level direction of the company.

Other business experience in the past three years:

Employer: Red Tape Ventures

Title: CEO

Dates of Service: October 01, 2017 - Present

Responsibilities: Run day to day operations, find investment opportunities in cannabis.

Name: Hooman Simon Lahijani

Hooman Simon Lahijani's current primary role is with Menus Enterprises llc AKA menu.com. Hooman Simon Lahijani currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: August 01, 2017 - Present

Responsibilities: Guide the company in making proper business decision

Other business experience in the past three years:

Employer: Datassential Research

Title: President and Co-founder

Dates of Service: July 28, 1999 - September 15, 2019

Responsibilities: Oversaw creation and growth of the company - Company was sold to a private equity Spectrum Equity.

Other business experience in the past three years:

Employer: Collective Solution

Title: President and founder

Dates of Service: August 13, 2001 - Present

Responsibilities: As Board member helps the company make the corporate decision for growth and scalability.

Other business experience in the past three years:

Employer: Menus Enterprises llc AKA menu.com

Title: Founder and President

Dates of Service: January 28, 2017 - Present

Responsibilities: Product creation and scalability of the business

Other business experience in the past three years:

Employer: Quadrant Properties

Title: Managing Director

Dates of Service: March 01, 2021 - Present

Responsibilities: property entitlement

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Christopher Dell'Olio

Amount and nature of Beneficial ownership: 4,132,500

Percent of class: 35.1262

Title of class: Class A Common Stock

Stockholder Name: Hilart Abrahamian

Amount and nature of Beneficial ownership: 3,882,500

Percent of class: 33.0012

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

The authorized capital stock of the Company is currently 18,000,000 shares of common stock (16,000,000 Class A and 2,000,000 Class B common stock). The par value is and always has been $0.0001. As of December 31, 2020 the Company had outstanding 10,344,118 shares outstanding

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2021.

Pyrotree Inc.

By /s/ *all of the information has been filled out accurately*

    Name: all of the information has been filled out accurately

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

PYROTREE INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Pyrotree Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Pyrotree Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 26, 2021
Los Angeles, California

PYROTREE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	14,033	$	15,626
Prepaids and other current assets		1,771		17,047
Total current assets		**15,804**		**32,673**
Property and Equipment, net		0		229
Security Deposit		-		3,400
Total assets	$	**15,804**	$	**36,302**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Promissory Note	$	56,617	$	5,000
Current portion of Convertible Note		815,500		-
Deferred revenue		11,894		7,655
Other current liabilities		66,483		25,853
Total current liabilities		**950,494**		**38,508**
Convertible Notes		50,000		713,000
Promissory Note		27,111		2,396
Total liabilities		**1,027,604**		**753,904**
STOCKHOLDERS EQUITY				
Common Stock		858		855
Preferred Stock		17,647		17,647
Additional Paid in Capital		1,580,103		1,562,101
Treasury Stock		(41,563)		(41,563)
Retained earnings/(Accumulated Deficit)		(2,568,846)		(2,256,642)
Total stockholders' equity		**(1,011,800)**		**(717,602)**
Total liabilities and stockholders' equity	$	**15,804**	$	**36,302**

See accompanying notes to financial statements.

PYROTREE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	468,683	$	154,313
Cost of revenues		80,703		104,690
Gross profit		387,980		49,623
Operating expenses				
General and administrative		542,567		653,878
Sales and marketing		121,921		293,831
Total operating expenses		664,487		947,709
Operating income/(loss)		(276,507)		(898,086)
Interest expense		43,192		-
Other Loss/(Income)		(7,496)		(13,575)
Income/(Loss) before provision for income taxes		(312,203)		(884,511)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(312,203)**	$	**(884,511)**

See accompanying notes to financial statements.

PYROTREE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid in	Treasury Stock	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Capital			
Balance—December 31, 2018	8,550,000 $	855	1,764,706 $	17,647	$ 1,562,101	$ (41,563)	$ (1,372,131)	$ 166,909
Issuance of Common Stock	-	-	-	-		-		-
Net income/(loss)							(884,511)	(884,511)
Balance—December 31, 2019	8,550,000 $	855	1,764,706 $	17,647	$ 1,562,101	$ (41,563)	$ (2,256,642)	$ (717,602)
Exercise of Options	29,412	3			1,835	-		1,838
Sharebased Compensation					16,167			16,167
Net income/(loss)							(312,203)	(312,203)
Balance—December 31, 2020	8,579,412 $	858	1,764,706 $	17,647	$ 1,580,103	$ (41,563)	$ (2,568,846)	$ (1,011,800)

See accompanying notes to financial statements.

PYROTREE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (312,203)	$ (884,511)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	229	1,508
Shared Based Compensation	16,167	
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	15,277	(5,796)
Deferred revenue	4,239	(17,276)
Other current liabilities	40,630	19,857
Security deposit	3,400	-
Net cash provided/(used) by operating activities	**(232,263)**	**(886,218)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		-
Borrowing on Convertible Notes	152,500	713,000
Borrowing on Promissory Note	81,332	
Repayment on Promissory Note	(5,000)	(11,667)
Exercise of Options	1,838	
Net cash provided/(used) by financing activities	**230,670**	**701,333**
Change in cash	(1,593)	(184,885)
Cash—beginning of year	15,626	200,510
Cash—end of year	**$ 14,033**	**$ 15,625**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Pyrotree Inc. was formed on April 15, 2015 in the state of Nevada. The financial statements of Pyrotree Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California

PyroTree Inc is a software solutions firm specializing in custom point of sale solutions and inventory management platforms. Our platforms are versatile and allow many vendors to manipulate and integrate with our API's delivering a unique experience for all industry specific management software.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Plant, property and equipment	5-7 years
Leashold Improvements	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pyrotree Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when service is provided in accordance with the terms of contracts with customers.

Income is principally comprised of revenues earned by the Company as part of the charging its customer user fees for the use of its platform. In certain cases, the Company might receive customer payment upfront for an annual contract or a monthly contract that runs over reporting period. In those cases, the portion of the service obligation that has not been satisfied is recorded as a deferred revenue. .

Cost of revenue

Costs of revenues include the cost of support payroll, support dues& subscription, web hosting, domains and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $121,921 and $293,831, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 26, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020		2019	
Prepaid expenses			$	10,852
Other current assets	$	1,771	$	6,195
Total Prepaids and other current assets	**$**	**1,771**	**$**	**17,047**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued Expenses	$ 800	$ 1,600
Accrued interest expenses	49,988	6,796
Payroll liabilities	15,695	17,457
Total Other Current Liabilities	**$ 66,483**	**$ 25,853**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computers & Equipment	$ 4,241	$ 4,241
Leashold Improvements	3,985	3,985
Property and Equipment, at Cost	8,226	8,226
Accumulated depreciation	(8,226)	(7,998)
Property and Equipment, Net	$ -	$ 229

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $229 and $1,508, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of common shares par value of $0.0001. As of December 31, 2020, and December 31, 2019, 8,579,412 and 8,550,000 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of preferred shares with $0.01 par value. As of December 31, 2020, and December 31, 2019, 1,764,706 and 1,764,706 shares of preferred shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,450,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	5.00
Risk-free interest rate	0.29%
Expected volatility	60%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2019	-	$	-	-
Granted	822,767	$	1.00	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	822,767	$	1.00	6.75
Exercisable Options at December 31, 2020	274,256	$	1.00	6.75

Stock option expense for the years ended December 31, 2020 was $16,167 .

7.   DEBT

Promissory Notes & Loans

The Company entered into a Secured Promissory Note in the amount of $21,563 with Green Equity Media LLC. The Company also received and a PPP loan for an amount of $81,332 from Chase Bank. The details and terms of the Company's loans are as follow:

	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 81,332	0.98%	4/6/2020	6/4/2022	$ 531	$ 531	$ 54,221	$ 27,111	$ 81,332					
Secured Promissory Note	$ 21,563	10.00%	9/17/2018	9/30/2020	$ 740	$ -	$ 2,396	$ -	$ 2,396	$ 1,906	$ -	$ 5,000	$ 2,396	$ 7,396
Total					$ 1,271	$ 531	$ 56,617	$ 27,111	$ 83,728	$ 1,906	$ -	$ 5,000	$ 2,396	$ 7,396

The Secured Promissory Note was entered into by the Company to finance the purchase of its stock back from Green Equity Media LLC.

The Payroll Protection Program ("PPP") loan is subject to forgiveness, and the Company expects for the loans to be forgiven.

The summary of the future maturities is as follow:

As of Year Ended December 31, 2020

2021	$ 56,617
2022	27,111
2023	-
2024	
2025	
Thereafter	
Total	**$ 83,728**

Convertible Note(s)

During 2019, the Company entered several Promissory Convertible Notes agreements with certain lenders for an aggregate amount of $865,500. The details and terms of the convertible notes are as follow:

	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 815,500	5.00%	Fiscal Year 2019	11/1/2021	40,775	40,775	815,500	-	815,500	6,796	6,796	-	$ 713,000	713,000
2020 Convertible Note 1	$ 25,000	5.00%	12/12/2020	12/16/2022	104	104	-	25,000	25,000					
2020 Convertible Note 2	$ 25,000	5.00%	12/16/2020	2/12/2023	1,042	1,042	-	25,000	25,000					
Total					$ 41,921	$ 41,921	$ 815,500	$ 50,000	$ 865,500	$ 6,796	$ 6,796	$ -	$ 713,000	$ 713,000

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.85, and (ii) the quotient resulting from dividing $15,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (93,162)	$ (258,220)
Valuation Allowance	93,162	258,220
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (752,917)	$ (659,755)
Valuation Allowance	752,917	659,755
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,523,179, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,522,495. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions.

10.   **COMMITMENTS AND CONTINGENCIES**

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events for the period from December 31, 2020 through February 26, 2020 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12.   **GOING CONCERN**

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $312,203 , an operating cash flow loss of $232,263 and liquid assets in cash of $14,033, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, all of the information has been filled out accurately, Principal Executive Officer of Pyrotree Inc., hereby certify that the financial statements of Pyrotree Inc. included in this Report are true and complete in all material respects.

all of the information has been filled out accurately

Principal Executive Officer